Annual Notice Dated May 1, 2026
PORTFOLIO SELECTSM VARIABLE ANNUITY
Issued through
Transamerica Life Insurance Company
Retirement Builder Variable Annuity Account

This Annual Disclosure Notice (“Notice”) provides certain updated information about Your Portfolio SelectSM Variable Annuity, a flexible premium deferred variable annuity policy (“Policy”), which is no longer available for purchase.

Transamerica Life Insurance Company (“Transamerica”) is providing this Notice in lieu of an updated prospectus for the Policy in reliance on the Securities and Exchange Commission’s position on modernized alternative disclosures for discontinued variable life offerings. Updated audited financial statements for Transamerica Life Insurance Company and for Retirement Builder Variable Annuity Account (“Separate Account”) are available, free of charge, at https://dfinview.com/Transamerica/TAHD/893511535?site=VAVUL. In addition, current summary prospectuses, statutory prospectuses, statements of additional information, and the most recent shareholder reports for the funds available under the Policy (“Funds”) are available, free of charge, at the same website address as above. To request a free paper or e-mail copy of any of these materials, please call (800) 525-6205, Monday through Thursday 8 - 6:30, or Friday 8 - 5:30 ET.

Your Policy prospectus dated May 1, 2009, as supplemented, is incorporated herein by reference and contains more information about the Policy’s features, benefits, and risks in addition to what is listed below.

Additional information about certain investment products, including variable annuities, has been prepared by the Securities and Exchange Commission’s staff and is available at Investor.gov.

TABLE OF CONTENTS

SPECIAL TERMS
SUMMARY OF POLICY FEATURES THAT HAVE CHANGED
IMPORTANT INFORMATION YOU SHOULD CONSIDER ABOUT THE POLICY
INVESTMENT OPTIONS AVAILABLE UNDER THE POLICY

SPECIAL TERMS
Administrative and Service Office — Transamerica Life Insurance Company, Attention: Customer Care Group, 6400 C Street SW, Cedar Rapids, IA 52499-0001, (800) 525-6205.
Annuitant — The person on whose life any annuity payments involving life contingencies will be based.
Annuitization — When You switch from the accumulation phase to the income phase and we begin to make annuity payments to You (or Your designee).
Annuity Commencement Date — The date upon which annuity payments are to commence. The Annuity Commencement Date may not be later than the last day of the Policy month following the month after the Annuitant attains age 98. The Annuity Commencement Date may have to be earlier for qualified policies and may be earlier if required by state law.
Annuity Payment Option — A method of receiving a stream of annuity payments selected by the Owner.
Excess Interest Adjustment — A positive or negative adjustment to amounts surrendered (both partial or full surrenders and transfers) or applied to Annuity Payment Options from the fixed account Guaranteed Period Options prior to the end of the guaranteed period. The adjustment reflects changes in the interest rates declared by the Company since the date any payment was received by, or an amount was transferred to, the guaranteed period option. The Excess Interest Adjustment can either decrease or increase the amount to be received by the Owner upon full surrender or commencement of annuity payments, depending upon whether there has been an increase or decrease in interest rates, respectively.
Guaranteed Lifetime Withdrawal Benefit — Any optional benefit under the Policy that provides a guaranteed minimum withdrawal benefit, including the the Living Benefits Rider, the 5 for Life Rider, or the Income Select for Life rider.
Guaranteed Period Options — The various guaranteed interest rate periods of the fixed account which the Company may offer and into which premium payments may be paid or amounts transferred.
Owner (You, Your) — The person who may exercise all rights and privileges under the Policy. The Owner during the lifetime of the Annuitant and before the Annuity Commencement Date is the person designated as the Owner in the information that we require to issue a Policy.
Policy Date — The date shown on the Policy data page attached to the Policy and the date on which the Policy becomes effective.
Policy Value — On or before the Annuity Commencement Date, the Policy Value is equal to the Owner’s:
  premium payments; minus
  gross partial surrenders (partial surrenders minus Excess Interest Adjustments plus the surrender charge on the portion of the requested partial surrender that is subject to the surrender charge); plus interest credited in the fixed account; plus
  accumulated gains in the Separate Account; minus
  accumulated losses in the Separate Account; minus
  service charges, rider fees, premium taxes, transfer fees, and other charges, if any.
Policy Year — A Policy Year begins on the Policy Date and on each anniversary thereof.
Separate Account — Retirement Income Builder Variable Annuity Account, a Separate Account established and registered as a unit investment trust under the Investment Company Act of 1940, as amended (the “1940 Act”), to which premium payments under the policies may be allocated.
Separate Account Value — The portion of the Policy Value that is invested in the Separate Account.
Subaccount — A subdivision within the Separate Account, the assets of which are invested in a specified underlying fund portfolio.
You (Your) — The Owner of the Policy.

SUMMARY OF POLICY FEATURES THAT HAVE CHANGED
The information in this Notice is a summary of certain Policy features that have changed since the last current Prospectus. This may not reflect all the changes that have occurred since You entered into Your Policy.
  For changes in the names of certain Portfolios and/or Advisers/Sub-advisers please refer to the Appendix - Investment Options Available Under the Policy.
  For updated Portfolio expense information please refer to Important Information You Should Consider About this Policy and the Appendix - Investment Options Available Under the Policy.
  For updated Portfolio performance information please refer to the Appendix – Investment Options Available Under the Policy.
  Effective September 17, 2012: The Franklin Income Securities Fund – Class 2, Templeton Foreign Securities Fund – Class 2, and MFS® New Discovery Series – Service Class Subaccounts were closed to new investments. No change in fund management, investment objective, or policies.

IMPORTANT INFORMATION YOU SHOULD CONSIDER ABOUT THE POLICY

Your Policy prospectus dated May 1, 2009, as supplemented, contains more information about the Policy’s features, benefits, and risks in addition to what is listed below.

	FEES AND EXPENSES			Location in Prospectus
Are There Charges for Early Withdrawal?
Yes. If You withdraw money from the Policy within 5 years following Your last purchase payment, You will be assessed a surrender charge. The maximum surrender charge is 6% of the premium payment surrendered, and the maximum number of years that a surrender charge may be assessed since the last purchase payment is 5 years.

Example:
If You make an early withdrawal, You could pay a surrender charge of up to $6,000 on a $100,000 investment. This loss will be greater if there is a negative Policy Adjustment, taxes, or tax penalties.
				Expenses Annuity Policy Fee Table and Expense Examples Appendix – Excess Interest Adjustment Examples
	Number of Years Since Purchase Payment	Surrender Charge (% of amount withdrawn)
	0-1	6%
	1-2	6%
	2-3	6%
	3-4	4%
	4-5	2%
	More than 5	0%

If all or a portion of Policy Value is removed from a Fixed Account Guaranteed Period Option before the expiration of the specified period, the Insurance Company will apply an Excess Interest Adjustment, which may be negative. The maximum potential loss due to a negative adjustment is limited by the Excess Interest Adjustment floor, but in certain scenarios, You could lose a significant portion of Your investment.

Example:
If all or a portion of Policy Value is removed from a Fixed Account Guaranteed Period Option before the expiration of the specified period, the Insurance Company will apply an Excess Interest Adjustment, which may be negative. The maximum potential loss due to a negative adjustment is limited by the Excess Interest Adjustment floor, but in certain scenarios, You could lose a significant portion of Your investment.

Withdrawals, full or partial surrenders, transfers from a guaranteed period option of the fixed account before the end of the guaranteed period, and amounts applied to Annuity Payment Options from the fixed account prior to the end of the guaranteed period may be subject to an Excess Interest Adjustment.

Are There Transaction Charges?
Yes. In addition to surrender charges and Policy Adjustments (if applicable), You may also be charged for other transactions under the Policy. These transaction charges include:
  Transfer Fees: You are generally allowed to make 12 free transfers per Policy Year before the Annuity Commencement Date. If You make more than 12 transfers in a Policy Year, the Company may charge a fee of $10 for each additional transfer.
  Annual Service Charge: An annual service charge of up to $30 may be assessed on each Policy anniversary and at surrender, unless Your Policy Value or the sum of Your premiums less all partial surrenders is at least $50,000.
  Special Service Fees: The Company may deduct a charge for special services, such as overnight delivery, up to $25 per service provided.
  Administrative Charges: A daily administrative charge is deducted from the Subaccounts at an annual rate of 0.15% of the daily net asset value.
  Premium Taxes: State premium taxes (currently ranging from 0% to 3.50%) may be deducted from Your Policy Value when You begin receiving annuity payments, surrender the policy, or a death benefit is paid.
				Expenses Annuity Policy Fee Table and Expense Examples
Are There Ongoing Fees and Expenses? (annual charges)
Yes. The table below describes the fees and expenses that You may pay each year, depending on the Investment Options and optional benefits You choose. Please refer to Your Policy specifications page for information about the specific fees You will pay each year based on the options You have elected.
				Expenses Annuity Policy Fee Table and Expense Examples
	Annual Fee	Minimum	Maximum
	Base Policy[1]	1.05%	2.00%
	Portfolio Company (fund fees and expenses)[2],3	0.34%	1.55%
	Optional benefits (for a single optional benefit, if elected)[4]	0.10%	1.60%
	1As a percentage of Separate Account Value.
	2As a percentage of average net assets.
	[3]See below Appendix: Investment Options Available Under the Policy for more information.
	4As a percentage of benefit base or withdrawal base.
Because Your Policy is customizable, the choices You make affect how much You will pay. To help You understand the cost of owning Your Policy, the following table shows the lowest and highest cost You could pay each year based on current charges. This estimate assumes that You do not take withdrawals from the Policy, which could add surrender charges that substantially increase costs.

	Lowest Annual Cost $1,428	Highest Annual Cost $6,344
	Assumes:	Assumes:
	Investment of $100,000 5% annual appreciation Least expensive Portfolio Company fees and expenses No optional benefits No sales charges No additional Purchase Payments, transfers, or withdrawals
  Investment of $100,000
  5% annual appreciation
  Most expensive combination of optional benefits and Portfolio Company fees and expenses
  No sales charges
  No additional Purchase Payments, transfers, or withdrawals

	RISKS			Location in Prospectus
Is There a Risk of Loss From Poor Performance?
Yes. An investor can lose money by investing in the Policy. The value of Your Policy may decrease due to poor investment performance of the underlying investment options You select. You bear the entire investment risk for all amounts allocated to the variable investment options, and it is possible to lose the amount You invest.
				The Annuity Policy Investment Choices
Is This a Short-Term Investment?
No. This Policy is not a short-term investment and is not appropriate for an investor who needs ready access to cash. Variable annuities are designed for long-term retirement or investment goals. If You need to access Your money in the short term, this product may not be suitable for You.

If You have money in an Investment Option that matures at the end of a specified period (such as a Fixed Account Guaranteed Period Option), at the end of the period, Your Policy Value will be reallocated according to Your instructions. If You do not provide instructions, the value will automatically be transferred into a new guaranteed period option of the same length (or the next shorter period if the same period is no longer offered) at the current interest rate for that period.
				Expenses Investment Choices - The Fixed Account
What are the Risks Associated with Investment Options?
An investment in the Policy is subject to the risk of poor investment performance and can vary depending on the performance of the Investment Options You select. Each Investment Option, including Portfolio Companies (variable options) and any Fixed Option, has its own unique risks. You should carefully review the available Investment Options and their prospectuses before making an investment decision.
  Variable Options: The value of Your Policy will fluctuate based on the performance of the underlying investment options You choose. You may lose some or all of Your investment.
  Fixed Options: While the fixed account offers a guaranteed minimum interest rate, withdrawing funds before the end of a guaranteed period may result in a negative Policy adjustment (Excess Interest Adjustment), which could reduce Your return.
				The Annuity Policy Investment Choices
What are the Risks Related to the Insurance Company?
An investment in the Policy is subject to risks related to the Insurance Company. Any obligations, guarantees, or benefits under the Policy, including those associated with any Fixed Options, are subject to the claims-paying ability of Transamerica Life Insurance Company. This means that if the Insurance Company is unable to meet its financial obligations, You may not receive the guaranteed payments or benefits promised under the Policy.

The financial strength of the Insurance Company is evaluated by independent rating agencies such as A.M. Best, Moody’s, and Standard & Poor’s. These ratings reflect the company’s ability to meet its insurance and annuity obligations but do not reflect the investment performance of the Variable Subaccounts.

More information about Transamerica Life Insurance Company, including our financial strength ratings, is available by visiting transamerica.com or by calling toll-free (800) 525-6205.
				Other Information – Transamerica Life Insurance Company Other Information - Financial Condition of the Company The Annuity Policy
	RESTRICTIONS			Location in Prospectus
Are There Restrictions on the Investment Options?
Yes. There are restrictions that may limit the Investment Options You can choose and how You transfer Policy Value among them.
Investment Option Restrictions:
  If You elect certain optional benefits (such as the Retirement Income You may only allocate Your Policy Value among the Investment Options (Subaccounts and fixed account options) that are currently available under Your Policy. Some Subaccounts or portfolios may not be available for all policies or may be closed to new investments.
  If You elect certain optional riders (such as Guaranteed Lifetime Withdrawal Benefit riders), You may be required to allocate 100% of Your Policy Value to a limited list of designated investment options.
  The Company may limit the number of Subaccounts You are invested in at any one time.
  Transfer Limitations
  You are generally allowed to make 12 free transfers per Policy Year before the Annuity Commencement Date. If You make more than 12 transfers in a Policy Year, a $10 fee may apply for each additional transfer.
  Transfers out of a Fixed Account Guaranteed Period Option are limited and may be subject to an Excess Interest Adjustment if made before the end of the guaranteed period.
  During the income phase, You may transfer values out of any Subaccount, but You cannot transfer values out of the fixed account.
The Insurance Company and the Separate Account reserve the right to:
  Add, remove, substitute, or close investment options (including Portfolio Companies and Subaccounts) at any time.
  Restrict, refuse, or limit premium payments, transfers, or the number of investment options You can hold.
  Stop accepting additional purchase payments and make other changes to the investment options available under the Policy, subject to applicable law and any contractual guarantees.
				Investment Choices
Are There any Restrictions on Policy Benefits?
Yes. There are restrictions and limitations relating to benefits offered under the Policy, including death benefits, living benefits, and other optional features. The Insurance Company may also modify or terminate certain benefits under specific circumstances.
Death Benefits:
  The type and amount of death benefit available depend on the option selected at Policy issue.
  After the Policy is issued, You cannot add or change the guaranteed minimum death benefit.
  The death benefit terminates upon Annuitization.
Living Benefits (e.g., Guaranteed Lifetime Withdrawal Benefits, Living Benefits Rider, 5 For Life Rider, Income Select for Life Rider):
  These benefits are only available if You meet certain eligibility requirements (e.g., age limits, investment allocation restrictions).
  Withdrawals that exceed the limits specified by the terms of a benefit (such as taking more than the maximum annual withdrawal amount) may reduce the benefit by more than the amount withdrawn and can terminate the benefit entirely.
  If You take “excess withdrawals,” the guarantees under the rider may be reduced or lost.
  If You terminate or upgrade a rider, You may not be able to re-elect it, or the terms may be different if You do.
Benefit Modification or Termination:
  The Insurance Company reserves the right to modify or terminate certain benefits, especially if You do not comply with the benefit’s terms or if You request changes (such as upgrades or surrenders).
  Optional riders (such as the Living Benefits Rider, 5 For Life Rider, or Income Select for Life Rider) terminate upon Annuitization, death of the Annuitant, or full surrender of the Policy.
Other Restrictions:
  Some benefits are not available in all states or for all Policy types.
  Certain benefits may not be available if the Policy is used with a qualified plan or IRA.
				ExpensesDeath Benefit
	TAXES			Location in Prospectus
What Are the Policy’s Tax Implications?
An investor should consult with a tax professional to determine the tax implications of investing in and receiving purchase payments under the Policy. There is no additional tax benefit if the Policy is purchased through a tax-qualified plan or individual retirement account (IRA).

Withdrawals from the Policy will be subject to ordinary income tax and may also be subject to a 10% federal tax penalty if taken before age 59½.
				Taxes
	CONFLICT OF INTEREST			Location in Prospectus
How Are Investment Professionals Compensated?
Some investment professionals may receive compensation for selling the Policy to investors. This compensation is typically paid in the form of:
  Commissions: Paid to the selling firm and/or its representatives based on the amount of premium payments or sales of the Policy.
  Revenue Sharing: The Insurance Company or its affiliates may make additional payments to selling firms for marketing support, access to distribution networks, or preferred product status.
  Compensation from Affiliates and Third Parties: Investment professionals may also receive non-cash compensation, such as training, conferences, or other incentives, from the Insurance Company, its affiliates, or third parties.
As a result, investment professionals may have a financial incentive to recommend this Policy over other investment products, which may influence their recommendations.

Our affiliate, Transamerica Capital, LLC (“TCL”) (formerly referred to as Transamerica Capital, Inc. (“TCI”)) is the principal underwriter and may share the revenue we earn on this Policy with Your investment professional’s firm.
				Other Information - Distribution of the Policies
Should I Exchange My Policy?
Some investment professionals may have a financial incentive to offer You a new Policy in place of the one You already own. You should only exchange Your Policy if, after carefully comparing the features, fees, and risks of both Policies, and considering any fees or penalties to terminate Your existing Policy, You determine that purchasing the new Policy is preferable to continuing to own Your current Policy.
				Other Information - Exchanges and Reinstatements

APPENDIX

INVESTMENT OPTIONS AVAILABLE UNDER THE POLICY
The following is a list of current Portfolio Companies available under the Policy, which are subject to change as discussed in this prospectus. Depending on the optional benefits You choose, You may not be able to invest in certain Portfolio Companies.
Certain Subaccounts may not be available in all states, at all times or through all financial intermediaries. We may discontinue offering any Subaccount at any time. In some cases, a Subaccount not available through a financial intermediary may be obtained by contacting us directly. For more information on the options available for electing a Subaccount, please contact Your financial intermediary or our Administrative Office.
More information about the Portfolio Companies is available in the prospectuses for the Portfolio Companies, which may be amended from time to time and can be found online at https://dfinview.com/Transamerica/TAHD/893511535?site=VAVUL
You can also request this information at no cost by calling our Administrative Office at (800) 525-6205.
The current expenses and performance below reflect fees and expenses of the Portfolio Companies, but do not reflect the other fees and expenses that Your Policy may charge. Expenses would be higher, and performance would be lower if these other charges were included. Each Portfolio Company’s past performance is not necessarily an indication of future performance.

			Average Annual Total Returns (as of 12/31/25)
Investment Objective	Underlying Fund Portfolios and Advisers/Sub-adviser(1)	Current Expenses	1 year	5 years	10 years
Long-term growth of capital.	AB Sustainable Global Thematic Portfolio - Class B Advised by: AllianceBernstein L.P.	1.25%	6.02%	3.02%	9.80%
Long-term capital appreciation.	Allspring VT Discovery All Cap Growth Fund - Class 2 Advised by: Allspring Funds Managment, LLC; Sub-Advised by: Allspring Global Investments, LLC	1.04%	15.27%	6.04%	13.57%
Long-term capital appreciation.	Allspring VT Opportunity Fund - Class 2 Advised by: Allspring Funds Managment, LLC; Sub-Advised by: Allspring Global Investments, LLC	1.08%	6.71%	8.94%	11.85%
Long-term capital appreciation.	Allspring VT Small Cap Growth Fund - Class 2 Advised by: Allspring Funds Managment, LLC; Sub-Advised by: Allspring Global Investments, LLC	1.16%	9.25%	-0.96%	9.94%
Seeks long-term growth of capital.	Davis Equity Portfolio Advised by: Davis Selected Advisers, L.P.; Sub-Advised by: Davis Selected Advisers-NY, Inc.	0.71%	27.24%	13.39%	12.52%
Seeks high current income.	Federated Hermes High Income Bond Fund II - Primary Advised by: Federated Equity Management Company	0.90%	8.23%	3.70%	5.59%
Seeks capital appreciation.	Federated Hermes Kaufmann Fund II - Primary Advised by: Federated Global Investment Management Corp	1.55%	7.03%	6.56%	6.85%
Seeks to achieve high current income and moderate capital appreciation.	Federated Hermes Managed Volatility Fund II - Primary Advised by: Federated Equity Management Company of Pennsylvania and Federated Investment Management Company	1.12%	7.03%	6.56%	6.85%
Seeks to provide capital growth.	Fidelity® VIP Growth Opportunities Portfolio - Service 2 Advised by: Fidelity Management & Research Company LLC	0.81%	21.73%	11.04%	19.64%
Seeks a high level of current income, while also considering growth of capital	Fidelity® VIP High Income Portfolio - Service 2 Advised by: Fidelity Management & Research Company LLC	1.07%	10.31%	4.00%	5.34%
Seeks investment results that correspond to the total return of common stocks publicly traded in the United States, as represented by the S&P 500® Index.	Fidelity® VIP Index 500 Portfolio - Service 2 Advised by: Fidelity Management & Research Company LLC	0.34%	17.48%	14.03%	14.42%
Seeks as high a level of current income as is consistent with the preservation of capital.	Fidelity® VIP Investment Grade Bond Portfolio - Service 2 Advised by: Fidelity Management & Research Company LLC	0.62%	6.93%	-0.21%	2.45%
Long-term total return.	Franklin Small Cap Value VIP Fund - Class 2 Advised by: Franklin Mutual Advisers, Inc	0.92%	7.65%	8.86%	9.81%
Long-term capital growth.	Franklin Small-Mid Cap Growth VIP Fund - Class 2 Advised by: Franklin Advisers, Inc.	1.09%	2.52%	1.03%	9.89%
Long-term growth of capital.	Invesco V.I. Core Equity Fund - Series II Advised by: Invesco Advisers, Inc.	1.05%	15.88%	12.52%	11.46%
Seeks capital appreciation.	Invesco V.I. Discovery Large Cap Fund - Series I Advised by: Invesco Advisers, Inc.	0.87%	12.79%	11.69%	14.22%
To provide long-term growth of capital.	Invesco V.I. EQV International Equity Fund - Series II Advised by: Invesco Advisers, Inc.	1.15%	16.23%	3.42%	5.95%
Capital appreciation and current income.	Invesco V.I. Equity and Income Fund - Series II Advised by: Invesco Advisers, Inc.	0.82%	12.52%	8.68%	8.64%
To seek total return.	Invesco V.I. Global Strategic Income Fund - Series II Advised by: Invesco Advisers, Inc.	1.21%	12.75%	1.39%	2.76%
To provide to seek capital appreciation.	Invesco V.I. Main Street Fund - Series II Advised by: Invesco Advisers, Inc.	1.11%	15.64%	12.19%	12.25%
To seek capital appreciation.	MFS® Growth Series - Service Advised by: MFS® Investment Management	0.99%	11.90%	10.82%	15.31%
To seek capital appreciation.	MFS® Research Series - Service Advised by: MFS® Investment Management	1.07%	12.57%	10.87%	12.65%
To seek total return.	MFS® Total Return Series - Initial Advised by: MFS® Investment Management	0.71%	11.16%	6.42%	7.63%
To seek total return.	MFS® Utilities Series - Service Advised by: MFS® Investment Management	1.04%	14.76%	7.38%	9.22%
To seek capital appreciation.	Putnam VT Focused International Equity Fund - Class IB Advised by: Putnam Investment Management, LLC; Sub-Advised by: Franklin Advisers, Inc.	1.08%	36.44%	9.13%	9.38%
To seek as high a rate of current income as Franklin Advisers, Inc. believes is consistent with preservation of capital and maintenance of liquidity.	Putnam VT Government Money Market Fund - Class IB Advised by: Franklin Advisers, Inc.; Sub-Advised by: Putnam Investment Management, LLC	0.69%	3.68%	2.77%	1.70%
To seek capital appreciation.	Putnam VT Large Cap Growth Fund - Class IB Advised by: Putnam Investment Management, LLC; Sub-Advised by: Franklin Advisers, Inc.	0.88%	14.34%	13.44%	17.66%
To seek capital growth and current income.	Putnam VT Large Cap Value Fund - Class IB Advised by: Putnam Investment Management, LLC; Sub-Advised by: Franklin Advisers, Inc.	0.79%	20.35%	15.38%	13.30%
To seek long-term capital appreciation.	Templeton Emerging Markets VIP Fund - Class 2 Advised by: Franklin Templeton Investment Management Limited	1.37%	46.27%	5.46%	10.40%
To seek to provide high total return through a combination of current income and capital appreciation.	Transamerica Aegon Bond VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Aegon USA Investment Management, LLC	0.78%	6.78%	-0.60%	1.82%
To seek total return gained from the combination of dividend yield, growth of dividends and capital appreciation.	Transamerica Aegon Sustainable Equity Income VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Aegon USA Investment Management UK plc	0.97%	10.99%	8.11%	7.08%
To seek current income and preservation of capital.	Transamerica JPMorgan Asset Allocation - Conservative VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: J.P. Morgan Investment Management, Inc.	0.96%	10.36%	2.09%	4.64%
To seek capital appreciation with current income as a secondary objective.	Transamerica JPMorgan Asset Allocation - Moderate Growth VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: J.P. Morgan Investment Management, Inc.	1.02%	12.84%	5.57%	7.80%
To seek capital appreciation and current income.	Transamerica JPMorgan Asset Allocation - Moderate VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: J.P. Morgan Investment Management, Inc.	0.97%	11.54%	3.59%	6.05%
To seek long-term capital appreciation.	Transamerica JPMorgan Diversified Equity Allocation VP - Service Advised by: Transamerica JPMorgan Diversified Equity Allocation VP; Sub-Advised by: J.P. Morgan Investment Management, Inc.	1.05%	19.06%	8.87%	10.90%
To seek capital appreciation with current income as a secondary objective.	Transamerica JPMorgan International Moderate Growth VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: J.P. Morgan Investment Management, Inc.	1.12%	17.67%	3.25%	5.51%
To seek current income and preservation of capital.	Transamerica JPMorgan Tactical Allocation VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: J.P. Morgan Investment Management, Inc.	1.05%	8.83%	1.80%	4.15%
Seeks to maximize long-term growth	Transamerica WMC US Growth VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Wellington Management Company LLP	0.89%	17.47%	12.05%	16.13%

  Some Subaccounts may be available for certain policies and may not be available for all Policies. You should work with Your registered representative to decide which Subaccount(s) may be appropriate for You based on a thorough analysis of Your particular insurance needs, financial objective, investment goals, time horizons, and risk tolerance.
  Effective April 30, 2025, Invesco V.I. Capital Appreciation Fund was renamed Invesco V.I. Discovery Large Cap Fund.
  There can be no assurance that any money market Portfolio offered under this Policy will be able to maintain a stable net asset value per share during extended periods of low interest rates, and partly as a result of Policy charges, the yield on the money market Subaccount may become extremely low and possibly negative.
  Effective on or about November 1, 2025, Transamerica JPMorgan Asset Allocation – Growth VP will be renamed Transamerica JPMorgan Diversified Equity Allocation VP.

CLOSED INVESTMENT OPTIONS:

Effective December 12, 2011, the following Subaccounts were closed to new investments:

			Average Annual Total Returns (as of 12/31/25)
Investment Objective	Underlying Fund Portfolios and Advisers/Sub-adviser	Current Expenses	1 year	5 years	10 years
Long-term growth of capital.	AB Large Cap Growth Portfolio - Class B Advised by: AllianceBernstein L.P.	0.90%	12.85%	11.76%	15.88%
Seeks reasonable income. The fund will also consider the potential for capital appreciation. The fund's goal is to achieve a yield which exceeds the composite yield on the securities comprising the S&P 500® Index.	Fidelity® VIP Equity-Income Portfolio - Service 2 Advised by: Fidelity Management & Research Company LLC	0.71%	18.75%	12.23%	11.32%
Seeks to achieve capital appreciation.	Fidelity® VIP Growth Portfolio - Service 2 Advised by: Fidelity Management & Research Company LLC	0.80%	14.63%	13.42%	17.16%
Capital appreciation. Its secondary goal is income.	Franklin Mutual Shares VIP Fund - Class 2 Advised by: Franklin Advisers, Inc.	0.94%	11.52%	9.20%	7.53%
Seeks capital growth.	Invesco V.I. American Franchise Fund - Series II Advised by: Invesco Advisers, Inc.	1.10%	11.39%	10.08%	14.58%
Seeks capital growth.	Invesco V.I. American Franchise Fund - Series I Advised by: Invesco Advisers, Inc.	0.85%	11.67%	10.35%	14.87%
To seek total return.	MFS® Total Return Series - Service Advised by: MFS® Investment Management	0.96%	10.91%	6.16%	7.36%

Effective September 17, 2012, the following Subaccounts were closed to new investments:

			Average Annual Total Returns (as of 12/31/25)
Investment Objective	Underlying Fund Portfolios and Advisers/Sub-adviser	Current Expenses	1 year	5 years	10 years
To seek long-term capital growth.	Templeton Foreign VIP Fund - Class 2 Advised by: Templeton Investment Counsel, LLC	1.09%	29.19%	8.25%	5.75%

Effective on or about April 29, 2024, as a result of a merger, the following Subaccount will no longer be available:

Average Annual Total Returns (as of 12/31/25)
Investment Objective	Underlying Fund Portfolios and Advisers/Sub-adviser	Current Expenses	1 year	5 years	10 years
Invesco V.I. Conservative Balanced Fund

Effective on April 26, 2024, the following Subaccount will be liquidated & closed to new investments.

Average Annual Total Returns (as of 12/31/25)
Investment Objective	Underlying Fund Portfolios and Advisers/Sub-adviser	Current Expenses	1 year	5 years	10 years
The fund seeks capital growth.	American Century VP International Fund - Class I	N/A	N/A	N/A	N/A

NOTE: All underlying fund Portfolios in the Transamerica Series Trust are advised by Transamerica Asset Management. The entities listed are the sub-advisers unless otherwise indicated.

Please retain this Notice for future reference. The last prospectus and statement of additional information for the Policy Dated May 1, 2009, as supplemented, contains more information about the Policy. You may contact us for additional information free of charge at (800) 525-6205 or write us at:
Transamerica Life Insurance Company
6400 C Street SW
Cedar Rapids, IA 52499
Reports and other information about the Separate Account are available on the SEC’s website at sec.gov, and copies of this information may be obtained, upon payment of a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov.

EDGAR File No. 333-07509
EDGAR Contract Identifier No. C000018382